Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On September 16, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

This filing contains slides used by Lyondell in a presentation to analysts during the Credit Suisse First Boston 17th Annual Chemical Conference on September 28, 2004. A transcript of the presentation is also contained herein. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

Positioned For The Cyclical Upturn

Credit Suisse First Boston 17th Annual Chemical Conference September 28, 2004

Dan F. Smith

President and Chief Executive Officer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

In addition, on September 16, 2004, Lyondell filed with the SEC an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell’s and Millennium’s common stock when it becomes available. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Reconciliations of GAAP financial measures to non-GAAP financial measures are provided at the end of this presentation.

Lyondell Has Built a Major Global Chemical Enterprise

Global producer of basic chemicals, polymers, and fuels

Built one of the world’s leading chemical companies through:

Acquisitions and joint ventures

New investment where differential

Our value proposition

Excel at low-cost operation in a mature industry

Return cash flow to investors:

Dividends and interest

Debt reduction

3rd Largest Chemical Company in North America (Post-Transaction)

2003 Sales ($ in millions) $35,000 $30,000 $25,000 $20,000 $15,000 $10,000 $5,000 $0

DOW DD Pro Forma Lyondell PPG ROH EMN SHW NCX ECL EC VAL RPM CK LZ POL HPC FOE CYT GLK FUL SHLM ALB WLM ARJ

Four Principal Entities Will Form The Lyondell Enterprise

Entity Business Focus Ownership 2003 Revenue Geographic Locations Employees

Intermediate Propylene Oxide

Chemicals Styrene Monomer 100% $3.8B Global 3350

(IC&D) MTBE

Equistar Ethylene

Propylene 70.5 100% $6.5B N. America 3165

Polyethylene

Millennium TiO2

Acetic Acid 0 100% $1.7B Global 3600

Vinyl Acetate Monomer

LYONDELL-

CITGO Refining 58.75% $4.2B N. America 920

Refining

Lyondell Has Maintained Ethylene Chain Leverage While Diversifying Total Chemical Leverage

Pounds / Share

1994 Jan. 1, 2004 Post Transaction Closing

Petrochemicals

Ethylene 45 46.5 47.5

Styrene — 16.5 12

Propylene Oxide — 13.5 10

TDI — 3 2.5

Acetic Acid — — 5

TiO2 — — 6

45 79.5 83

Derivatives

Polyolefins 5.5 24 24.5

Ethylene Oxygenates — 6.5 6.5

PO Derivatives — 9.5 7

Vinyl Acetate (VAM) — — 3.5

5.5 40 41.5

Notes: Lbs refers to capacity times ownership percentage.

1994 2004 Post-closing (pro forma)*

Share Count 80 MM 177 MM 245 MM

* Assumed 1.05 exchange ratio

Our Products Have Become Basic Necessities In Developed Economies

2003 Sales Revenue

Chemicals

Plastics

Pigments

Fuels

* Includes pending MCH transaction and proportional share of LCR

Chemical and Plastics Demand Grows Rapidly As Economies Develop

Polyethylene Consumption By Nation

PE Consumption\capita, lbs

120 100 80 60 40 20 0

China India Indonesia

Thailand

Malaysia

Korea

Taiwan

WE

Singapore

Japan

US

05,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000

2000 GDP/Capita

Source: CMAI 2001

Our Products Tend To Be

Raw Material And Capital Cost Intensive …

Example: Ethylene/PE Production Costs

Capital Recovery 18%

Labor 7%

Raw Materials & Energy 75%

Source: CMAI July 2003 costs 5-year capital recovery.

… But Profitability Is Driven By Supply/Demand Fundamentals

Crude Oil vs. Equistar EBITDA

EBITDA

EBITDA

550 450 350 250 150 50 -50

Crude Price

Crude Price

1H99 1H00 1H01 1H02 1H03 1H04

40 35 30 25 20 15 10 5 0

U.S. Ethylene Operating Rates vs. Equistar EBITDA

550 450 350 250 150 50 -50

1H99 1H00 1H01 1H02 1H03 1H04

EBITDA

EBITDA

Operating Rate

Operating Rate

100 95 90 85 80 75 70

Source: Platt’s, CMAI

Ethylene Is Recovering From A Significant Trough

Ethylene Supply/Demand Balance—North America

110

100

90

80

Bln lbs 70

60

50

40

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

N. America Demand

N. America

Effective Operating Rate

(at 96% on-stream-time)

Rest of World

100%

95%

90%

Operating

85%

80%

Rate

75%

70%

65%

Source: CMAI / Equistar (September 2004)

Globally Propylene Oxide Is Following A Similar Trend With Minimal Supply Additions

20 18 16 14 12

B Lbs/yr 10 8 6 4 2 0

1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Demand

Operating Rate

Supply

100% 90% 80%

Operating Rate

70%

60%

50%

Source: LYO, SRI

The TiO2 Supply/Demand Outlook Is Similar

To Propylene Oxide

6,000

5,500

5,000

Tonnes

4,500

4,000

M

3,500 3,000 2,500 2,000

Demand

Operating Rate

Capacity

100%

95%

90%

85%

80%

75%

Operating Rate

70% 65% 60%

1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Source: Millennium, SRI

13

U.S. Refining Is Operating Near Full Capacity

Million Barrels Per Calendar Day

24 22 20 18 16 14 12 10

1980 1981 1982

1983 1984

1985 1986 1987 1988 1989 1990 1991

1992 1993

1994 1995 1996 1997 1998 1999

2000 2001

2002 2003 2004

Capacity

Operating Rate

Crude Oil Supply

95 85 75 65 55 45 35

Utilization

Source: EIA

14

Leading Product Positions Create Significant Earnings Leverage

Pre-Tax Leverage( 1¢/unit)

Product Annual Capacity(1)

Propylene Oxide (lbs) (2) 4.5 billion $23MM

Intermediate

Chemicals

(IC&D)

Styrene Monomer (lbs) (2) 5.0 billion $21MM

MTBE (bbl/day) 58,500 $9MM (4)

Ethylene (lbs) 11.6 billion $116MM

Equistar

Propylene (lbs) (3) 5.0 billion $50MM

Polyethylene (lbs) 5.7 billion $57MM

TiO2 (lbs) 1.5 billion $15 MM

Millennium

Acetic Acid 1.2 billion $12 MM

Vinyl Acetate Monomer 0.9 billion $9 MM

1 Capacities as of January 2004

2 Includes 100% of joint venture volumes

3 Does not include refinery-grade material or production from the product flexibility unit at Equistar’s Channelview facility.

4 Based on 1¢/gal change

15

Each Entity Within The Lyondell Enterprise Benefits From Differentiation

Company

IC&D

Equistar Millennium * LCR

Differentiation

Technology leadership Global position

Raw material flexibility Liquid raw material advantage

Efficient process technology Global position

PDVSA Heavy Crude Contract

* Post Millennium Transaction

16

For Example, Liquid Cracking Provides an Advantage vs. Ethane Raw Materials

Equistar Capability

NGL 37%

Liquid 63%

N. American Industry (ex. Equistar)

Liquid 25%

NGL 75%

¢/lb ethylene

7 6 5 4 3 2 1 0

Liquid Cracking Variable Cost Advantage vs. NGL

Ethane – Light Naphtha Cost of Ethylene Spread

Average

1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 H1 2004

Source: CMAI, Chem Data, and Lyondell 17

Co-Product Prices Have Increased More Rapidly Than Raw Material Costs

Crude Oil-Based Raw Materials Naphtha Cracking Product Yield

Fuel Gas / Oil

Gasoline

B enzene

B ut ylenes

B ut adiene

Propylene

Et hylene

Raw Materials

Lt. Naphtha

Ethylene

Co-Products

Propylene Butadiene Butylene Benzene Gasoline Fuel Gas/Oil

Unit Price / Value, ¢ / Unit % Change thru

Dec 2003 June 2004 Aug 2004 June 2004 Aug 2004

gal 79 90.9 107 15 35

lbs 29.5 31.5 32.5 7 10

lbs 22.5 32.25 31.50 43 40

lbs 29 32 33 10 14

lbs 15 21 21 40 40

gal 155 260 385 68 148

gal 85 117 118 38 40

MMBTU 490 675 610 38 24

Source: CMAI, Lyondell Estimates

18

In Summary, Our Businesses Are Well Positioned for the Up-Cycle

Improving Global Economy Tightening Supply/Demand Outlook Significant Volumetric Leverage Differentiated Positions

19

Our Results Reflect Improving Conditions

EBITDA $MM

Quarterly EBITDA

400 350 300 250 200 150 100 50 0 -50

Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004

IC&D

100% Equistar

100% LCR

20

Enterprise Earnings Capability Far Exceeds Recent Results

(Current Ownership – Pre-Millennium Transaction)

Cycle EBITDA Potential $MM

3000 2500 2000 1500 1000 500 0

Recession/ Trough

Pre-Recession

Peak $6.90 / share $1.40 / share

2003 Proportional Interest, Dividends & Capital

2003

1999/2000 Margins 1

1995 Margins1

1988 Margins1

LCR

IC&D

Equistar

1 Chem Data/CMAI industry margins conditions for IC&D and Equistar products (ex. MTBE) applied to current capacities and ownership, LCR 2003 EBITDA. Note: Assumes 2003 capital structure; 175 MM shares.

21

We Have A Simple, Focused Financial Strategy

Maintain Sufficient Liquidity Repay Debt Create Value For Our Stakeholders

22

De-Leveraging Benefits All Stakeholders

Impact of Lyondell debt reduction at constant capitalization1

Debt Reduction

$2 Billion

(w/o MCH) $3 Billion

(with MCH)

Debt to Capitalization 40% 45%

Avoided Interest Expense $

200MM / Year $

300MM / Year

Earnings Improvement 75¢ / share 80¢ / share

Share Price Improvement at $11.50 / share

2 $12.25 / share

3

Constant Capitalization

1 Capitalization = debt + book value of equity + minority interest

2 Assumes 175MM shares outstanding

3 Assumes 245MM shares outstanding

23

Equistar Chemicals, LP

Reconciliation of Net Income (Loss) to EBITDA

For the six-month periods ended June 30 (Millions of Dollars)

1999 2000 2001 2002 2003 2004

Net income (loss) $49 $208 $(107) $(1,207) $(195) $48

Add:

Depreciation and amortization 147 152 159 147 154 153

Interest expense, net 84 89 91 102 102 110

Cum. effect of accounting change - - - 1,053 - -

EBITDA $280 $449 $143 $95 $61 $311

24

LYONDELL CHEMICAL COMPANY
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA
(Millions of dollars)

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004
Lyondell net income (loss)	$ (113)	$ (68)	$ (44)	$ (77)	$ (15)	$ 3
Add: Provision for (benefit from) income tax	(55)	(39)	(27)	(58)	(9)	3
Interest expense, net	83	99	106	104	109	108
Depreciation and amortization	57	61	66	66	63	64
(Income) loss from equity investment in Equistar	100	32	26	70	(6)	(33)
Income from equity investment in LCR	(19)	(37)	(43)	(45)	(56)	(63)
Lyondell EBITDA	$ 53	$ 48	$ 84	$ 60	$ 86	$ 82
Equistar net income (loss)	$ (146)	$ (49)	$ (40)	$ (104)	$ 5	$ 43
Add: Depreciation and amortization	78	76	76	77	76	77
Interest expense, net	49	53	51	54	55	55
Equistar EBITDA	$ (19)	$ 80	$ 87	$ 27	$ 136	$ 175
Proportionate Share - 70.5%	$ (14)	$ 57	$ 61	$ 19	$ 96	$ 123
LCR net income	$ 28	$ 58	$ 69	$ 73	$ 91	$ 103
Add: Depreciation and amortization	28	29	28	28	30	28
Interest expense, net	10	9	8	9	10	8
LCR EBITDA	$ 66	$ 96	$ 105	$ 110	$ 131	$ 139
Proportionate Share - 58.75%	$ 39	$ 56	$ 62	$ 65	$ 77	$ 82
Lyondell and Proportionate Share of Equity Investments - EBITDA						
Lyondell EBITDA	$ 53	$ 48	$ 84	$ 60	$ 86	$ 82
70.5% of Equistar EBITDA	(14)	57	61	19	96	123
58.75% of LCR EBITDA	39	56	62	65	77	82
Lyondell and Proportionate Share of Equity Investments	$ 78	$ 161	$ 207	$ 144	$ 259	$ 287

LYONDELL

25

Lyondell Chemical Company
Reconciliation of Net Income (Loss) to EBITDA
For the Twelve Months Ended December 31, 2003
and Hypothetical Net Income to Hypothetical EBITDA
Assuming Historical Industry Margin Conditions

		Hypothetical Results Using		
(Millions of dollars)	2003 Actual	1999/2000 Margins [1]	1995 Margins [1]	1988 Margins [1]
Lyondell net (loss) income	$ (302)	$ 190	$ 900	$ 1,155
Add: (Benefit from) provision for income tax [2]	(179)	100	485	620
Interest expense, net [3]	392	390	390	390
Depreciation and amortization [4]	250	250	250	250
Loss (income) from equity investment in Equistar	228	(170)	(940)	(1,280)
Income from equity investment in LCR	(144)	(145)	(145)	(145)
Lyondell EBITDA	$ 245	$ 615	$ 940	$ 990
Equistar net income (loss)	$ (339)	$ 225	$ 1,315	$ 1,795
Add: Depreciation and amortization [4]	307	310	310	310
Interest expense, net [3]	207	205	205	205
Equistar EBITDA	$ 175	$ 740	$ 1,830	$ 2,310
Proportionate Share - 70.5%	$ 123	$ 520	$ 1,290	$ 1,630
LCR net income	$ 228	$ 230	$ 230	$ 230
Add: Depreciation and amortization	113	115	115	115
Interest expense, net	36	35	35	35
LCR EBITDA	$ 377	$ 380	$ 380	$ 380
Proportionate Share - 58.75%	$ 222	$ 225	$ 225	$ 225
Lyondell and Proportionate Share of Equity Investments - EBITDA				
Lyondell EBITDA	$ 245	$ 615	$ 940	$ 990
70.5% of Equistar EBITDA	123	520	1,290	1,630
58.75% of LCR EBITDA	222	225	225	225
Lyondell and Proportionate Share of Equity Investments	$ 590	$ 1,360	$ 2,455	$ 2,845

1 Using ChemData/CMAI industry margins for Lyondell and Equistar products, excluding MTBE, for the relevant periods applied to current Lyondell and Equistar capacities at 100% utilization and using constant LCR earnings at 2003 level. Except for 2003 Actual, this is not intended to present either historical or forecast earnings of Lyondell, Equistar or LCR.
2 Assumes 35% tax rate for hypothetical data.
3 Assumes constant capitalization and interest rates.
4 Assumes current capacity, book values and estimated useful lives.

LYONDELL

26

Days of Working Capital Reconciliation

Dollars in Millions

1998 (a) 2003

Lyondell Equistar Lyondell Equistar (d)

Working Capital as of December 31: (b)

Accounts Receivable $ 479 $ 522 $ 449 $ 608

Inventories 550 549 347 408

Accounts Payable (310) (337) (431) (513)

Total 719 734 365 503

Add: Accounts Receivable Sold 160 130 75 102

Adjusted Working Capital $ 879 $ 864 $ 440 $ 605

Days of Working Capital:

Fourth Quarter Sales Revenue $ 872 $ 1,141 $ 945 $ 1,665

Days in Quarter 92 92 92 92

Sales per Day $9.5 $ 12.4 $ 10.3 $ 18.1

Days of Working Capital (c) 93 70 43 33

(a) Certain amounts for 1998 have been restated to conform to the 2003 presentation.

(b) Defined as the major controllable components of working capital—receivables, inventories and payables. (c) Days of working capital are calculated as adjusted working capital divided by sales per day.

(d) In consideration of discounts offered to certain customers for early payment for the product delivered in December 2003, some receivable amounts were collected in December 2003 that otherwise would have been expected to be collected in January 2004, including $41 million of receivables from Occidental.

* Includes asset impairment charge of $103, reorganization, office and plant closure costs of $18 and $5 minority interest.

27

LYONDELL CHEMICAL COMPANY

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

For the Twelve Months Ended December 31, 2003

(Millions of dollars)

Lyondell net loss $ (302)

Add: Benefit from income tax (179)

Interest expense, net 392

Depreciation and amortization 250

Loss from equity investment in Equistar 228

Income from equity investment in LCR (144)

Lyondell EBITDA $ 245

Equistar net loss $ (339)

Add: Depreciation and amortization 307

Interest expense, net 207

Equistar EBITDA $ 175

Proportionate Share—70.5% $ 123

LCR net income $ 228

Add: Depreciation and amortization 113

Interest expense, net 36

LCR EBITDA $ 377

Proportionate Share—58.75% $ 222

Lyondell and Proportionate Share of Equity Investments—EBITDA

Lyondell EBITDA $ 245

70.5% of Equistar EBITDA 123

58.75% of LCR EBITDA 222

Lyondell and Proportionate Share of Equity Investments $ 590

28

Reconciliation of Net Loss to EBITDA

For the Year Ended December 31, 2003 (Millions of dollars)

Millennium net loss $ (184)

Add: Cumulative effect of accounting change 1

Benefit from income tax (65)

Interest expense, net 92

Depreciation and amortization 113

Loss from equity investment in Equistar 100

Millennium EBITDA $ 57

Add: Impairment costs $ 103

Closure costs 18

Minority interest 5

EBITDA before impairment, closure costs and minority interest $ 183

29

LYONDELL CHEMICAL COMPANY
RECONCILIATION OF LCR NET INCOME (LOSS) TO EBITDA
(Millions of dollars)

	1Q 2001	2Q 2001	3Q 2001 (a)	4Q 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002 (b)	Q1 2003	Q2 2003	Q3 2003	Q4 2003	1Q 2004	2Q 2004
Net income (loss)	$ 42	$ 66	$ 78	$ 17	$ 41	$ 63	$ 50	$ 59	$ 28	$ 58	$ 69	$ 73	$ 91	$ 103
Add: Depreciation and amortization	28	27	26	27	29	30	28	29	28	29	28	28	30	28
Interest expense, net	16	15	10	10	8	7	8	9	10	9	8	9	10	8
LCR EBITDA	$ 86	$ 108	$ 114	$ 54	$ 78	$ 100	$ 86	$ 97	$ 66	$ 96	$ 105	$ 110	$ 131	$ 139

(a) EBITDA for LCR for the three months ended September 30, 2001 was originally reported as $116 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

(b) EBITDA for the three months ended December 31, 2002 was originally reported as $98 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

RECONCILIATION OF LCR NET CASH DISTRIBUTIONS

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	1Q 2004	2Q 2004
Investment in LCR at beginning of quarter	$ 20	$ 27	$ 44	$ 33	$ 29	$ 54	$ 71	$ 54	$ 68	$ 20	$ 1	$ (14)	3	5
Add: Equity in income (loss) of LCR	27	41	48	13	27	39	32	37	19	37	43	45	56	63
Other comprehensive loss due to minimum pension liability	-	-	-	-	-	-	-	(16)	-	-	-	4	-	-
Accrued interest converted to capital	-	-	-	-	-	-	-	-	-	10	-	-	-	-
Contribution payable to LCR	-	-	-	-	-	-	-	-	-	3	(3)	-	-	-
Less: Investment in LCR at end of quarter	(27)	(44)	(33)	(29)	(54)	(71)	(54)	(68)	(20)	(1)	14	(3)	(5)	20
Net cash distributions from (contributions to) LCR	$ 20	$ 24	$ 59	$ 17	$ 2	$ 22	$ 49	$ 7	$ 67	$ 69	$ 55	$ 32	$ 54	$ 88
Distributions from LCR	$ 22	$ 30	$ 79	$ 34	$ 24	$ 27	$ 63	$ 12	$ 88	$ 69	$ 58	$ 38	$ 63	$ 97
Contributions to LCR	(2)	(6)	(20)	(17)	(22)	(5)	(14)	(5)	(21)	-	(3)	(6)	(9)	(9)
Net cash distributions from (contributions to) LCR	$ 20	$ 24	$ 59	$ 17	$ 2	$ 22	$ 49	$ 7	$ 67	$ 69	$ 55	$ 32	$ 54	$ 88

LYONDELL

30

Positioned For The Cyclical Upturn

Supplemental Information

September 2004

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

In addition, on September 16, 2004, Lyondell filed with the SEC an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell’s and Millennium’s common stock when it becomes available. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Reconciliations of GAAP financial measures to non-GAAP financial measures are provided at the end of this presentation.

2

Section 1 – Overview

Lyondell Continues To Build A Balanced Portfolio

Lyondell

IC&D

Millennium

LCR

Equistar

Growth & International Presence

A leading global producer of PO and derivatives Process technology strength

International Presence and Steady Performance

Leading product positions in TiO2 and Acetyls

Ethylene integration

Cash Generation

Unique capability to refine heavy crude oils

Contractually stable business; strong cash flow generator

Commodity Leverage

A leading North American producer of ethylene, propylene and polyethylene Low cost position based on feedstock flexibility and scale

4

Lyondell Has Followed A Consistent Path And Built A Major Chemical Company


Rexene Polymers
Purchase of LDPE & PP Assets
LCR/Refinery Upgrade
Partnered With PDVSA
Equistar 2
Oxychem Joins Equistar Partnership
Bayer
Divested Polyols Business to Bayer
PO & BDO Europe
LYO & MCH Combine
1985
Formation: ARCO Olefins, Houston Refinery
1985-95
1996-97
1998
1999-00
2000
2001-03
2004
Alathon Purchase
Acquired HDPE Assets From Oxychem
Equistar 1
Joined With Millennium to Form Equistar
ARCO Chemical
Purchased ACC
Merged Structure
Combined Management of Equistar and Lyondell
Increase Equistar Ownership
Purchased Oxy's Share of Equistar

LYONDELL

5

We’ve Significantly Strengthened Our Operations

Safety Performance LYO & EQU Incident Rate

Recordable Injury Rate

1.5 1 0.5 0

1st Quartile ‘02 1.00

1.18

0.99

0.8

0.52

0.52

1999 2000 2001 2002 2003

Capital Spending

Lyondell Equistar PO11 Spending Regulatory

180 150 120 90 60 30 0

1999

2004 Budget

Average SG&A and R&D, % Sales 2000 - 2003

SG&A + R&D, %Sales

14.0%

12.0%

10.0%

8.0%

6.0%

4.0%

2.0%

0.0%

4.2%

8.9%

Peers include: Dow, Nova, Eastman, Celanese, Solutia, Westlake, Millennium, Georgia Gulf

Peers

LYO+EQU

Days of Working Capital *

Lyondell Equistar

90 80 70 60 50 40 30 20 10 0

1998

2003

* Based on accounts receivable (including those sold), inventories & accounts payable as of 12/03, and fourth-quarter days of sales.

6

The Combined Entity Will Benefit From The Strengths Of Four Companies

2003

LYO EQU LCR MCH1

Sales, $MM 3,801 6,545 4,162 1,687

EBITDA, $MM 245 175 377 183

Total Assets, $MM 7,633 5,028 1,637 2,398

Employees 3,350 3,165 920 3,600

* All Data as of and for the year ended December 31, 2003.

1 EBITDA before $103 MM impairment charge, $18 MM closure cost and $5 MM minority interest.

7

Lyondell’s Portfolio Continues to Grow And Diversify

Early 1990’s January, 2004 Post Closing

Equistar 100% Owned 70.5% Owned 100% Owned

2 Ethylene Plants 8 Ethylene Plants 8 Ethylene Plants

1 Polymer Plant 7 Polymer Plants 7 Polymer Plants

MEG Plants 2 MEG Plants

Refining 100% Owned 58.75% Owned 58.75% Owned

Sour Crude Refinery Heavy Crude Refinery Heavy Crude Refinery

PDVSA Contract PDVSA Contract

IC&D 100% Owned 100% Owned

3 POSM Plants 3 POSM Plants

5 PO/MTBE Plants 5 PO/MTBE Plants

Nihon Oxirane JV POSM Plant Nihon Oxirane JV POSM Plant

Millennium 100% Owned

10 TiO2 Plants

1 Acetyl Plant

2 Flavor & Fragrance Plants

8

Lyondell and Equistar Products Serve a Broad Mix of End Users

Other

Electronics

Textiles/ Furnishings

Packaging

Consumer

Transportation

Bldg & Const

Textiles/ Furnishings

Electronics

Other

Bldg & Const

Transportation

Packaging

Consumer

ETHYLENE PROPYLENE OXIDE

9

Businesses are Integrated and Serve Diverse End Uses

Intermediate Chemicals & Derivatives

Equistar

Propylene

Polypropylene

Ethylene

Polyethylene

EO / EG

LCR Benzene Toluene

Methanol

PO / TBA

PO / SM

TDI

MTBE

Propylene oxide

SM

Propylene glycol / ethers

Butanediol / derivatives

Markets

Antifreeze / deicers Resins / solvents

Pharmaceutical Coatings Plastics

Polyurethanes Auto seating Furniture Coatings Adhesives

Consumer products Grocery sacks Toys Packaging

Polyester Antifreeze

Automotive

10

Our Focus on Strong Governance Has Not Changed

Long standing practice of Board independence

Governance practices meet or exceed those required by regulations and standards

Rated in the 99th percentile of the S&P 400 by ISS

11

Section 2 – Millennium Transaction

Transaction Summary

Transaction Structure Stock-for-Stock transaction

Exchange ratio of 0.95 to 1.05

Ratio varies based on Lyondell price

0.95 at $20.50 or above

1.05 at $16.50 or below

Use 20-day average price

Linear interpolation

Transaction Size $2.5 B transaction including $1.2 B of Millennium net debt

Equity Issuance 62.5 – 69.1 MM Lyondell common shares

Cash dividend

Governance / Management Add two independent Millennium board members to

Lyondell board

Dan Smith continues as President and CEO

Closing Fourth quarter

Strategic Benefits Of The Transaction

Consolidated ownership of Equistar

Forms the third largest independent publicly traded chemical company in North America Cost savings and synergies provide value to the combined shareholders Adds breadth / depth to the portfolio

Market leadership positions Broader geographic reach

Further portfolio diversification – TiO2 Product integration—Acetyls

Simplifies Lyondell

The Debt Structure Remains Relatively Unchanged But Consolidated Financial Presentation Will Be Simplified

Legal Structure

Millennium and Equistar become 100% owned subsidiaries of Lyondell Equistar ownership remains 70.5% Lyondell / 29.5% Millennium

Debt Structure

Debt structure at each entity remains in place and separate No change to bond and Millennium convertible indentures

Convertible becomes convertible into Lyondell shares

Millennium will be unrestricted subsidiary under Lyondell’s indentures

Financial Statement Presentation

Lyondell financial statements will include Equistar and

Millennium results on consolidated basis, LCR results on equity method

Separate financial statements for Equistar, Millennium and LCR remain available through SEC filings

Overview of Millennium

Millennium

2003 Sales: $1,687MM

Equistar

2003 Sales: $6,545MM

TiO2

2003 Sales: $1,172MM

Acetyls

2003 Sales: $421MM

Specialty Chemicals

2003 Sales: $94MM

Second largest producer in the world Largest producer of titanium tetrachloride in N. America & Europe Other products include zircon, zirconia, silica gel and cadmium-based pigments

Second largest producer of vinyl acetate monomers (VAM) and acetic acid in North America Produces methanol through 85% interest in La Porte methanol company

Produces terpene-based fragrance and flavor chemicals

Section 3- Intermediate Chemicals & Derivatives (IC&D)

Investing Based on Differential Technology –PO & Derivatives

Growth rate: 4-5%/yr

End Use:

Polyols: seating, mattresses, insulation, coatings PG: deicers, boat hulls, coatings, countertops/showers, personal care Ethers: coatings, electronics BDO: Spandex, electrical & auto parts

Basis of differentiation:

Proprietary process technology/cost Global position Derivative integration

2003 PO Capacity Share

Other

Shell/BASF

LYO & Partners

Dow

LYO & Partners

Chlorine-Based Technology

Co-Product Technology

PO Technology Source

Source: SRI, Tecnon, Lyondell estimates

Steps Toward Increased IC&D Cash Flow $ MM/Yr

600 500 400 300

200

100

Base

Potential Cash Improvement From 2003

Complete PO-11 Capital Spend

Convert PO/SM Purchases on Production

1999 PO / TDI SM Margins

MTBE Resolution

Sell-out at 1995 PO / TDI / SM Margins

PO Technology is Entering its Third Generation of Innovation

1st Generation 2nd Generation 3rd Generation

Technology Chlorohydrin Peroxidation Direct Oxidation

Initial Application 1910 1960/70s 2000/10

Key Producers Dow POSM—Lyondell, Shell China (several) POTBA – Lyondell PO/Cumene – Sumitomo/ Lyondell JV

Development Efforts PO/H2O2—Dow/BASF Lyondell

PO Technology Development

Chlorohydrin

Electricity Salt

Chlor-Alkali

Propylene

Chlorohydrin

PO

Peroxidation

Oxygen

Propylene

EB IC4 H2 Cumene

Oxidation

Epoxidation

Styrene MTBE H2O Cumene

Propylene Oxide

Direct PO

Propylene Oxygen H2

Oxidation

Propylene Oxide

H2O

We Completed an Investment Cycle in the PO and Butanediol Value Chain

Olefins

PO

BDO

NMP GBL THF

PTMEG

Merchant

End Use

Spandex Solvents Urethanes Automotive Electronics Cosmetics

Merchant $0.15 $0.20-0.30 $0.50-0.60 $0.60-0.80 $1.00+

Illustrative Price, $/lb.

Worldwide TDI Supply / Demand

Volume (kTA)

3 , 0 0 0 2 , 5 0 0 2 , 0 0 0 1 , 5 0 0 1 , 0 0 0 5 0 0

Operating Rate

Demand @ 4% Growth

1 0 0% 9 0% 8

0% 7 0% 6 0% 5 0% 4 0% 3 0%

1 9 9 7 1 9 9 8 1 9 9 9 2 0 0 0 2 0 0 1 2 0 0 2 2 0 0 3 2 0 0 4 2 0 0 5 2 0 0 6 2 0 0 7 2 0 0 8

Source: LYO Estimates; Technon OrbiChem

The North American MTBE Industry Has Been Adjusting To The Regulatory Changes

U.S. Demand

U.S. Supply / Capacity

U.S. Dehydro Capacity Refinery / Olefins Capacity Import / Export

2002 vs. H1 2004 M B/D

(130)

(70) (20) (40) (130)

Source: EIA, Lyondell Estimates

U.S. Spot MTBE Raw Material Margins 1997—Present

Raw Material Margin, ¢/gal

80 70 60 50 40 30 20 10 0

Max ‘97-’03

Avg. ‘97-’03

2003

Min ‘97-’03

2004

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Basis: Platts USGC MTBE, butane & MeOH

Component Premiums Above Gasoline

Premium above Gasoline (¢/gal)

50 40 30 20 10 0 -10

MTBE

Alkylate

Jan ‘02 Apr ‘02 Jul ‘02 Oct ‘02 Jan ‘03 Apr ‘03 Jul ‘03 Oct ‘03 Jan ‘04 Apr ‘04 Jul ‘04

Source: Platt’s

MTBE Legislative Activity

Energy Conference Committee Proposal

Ban MTBE on December 31, 2014 and require scientific study on MTBE alternatives Ethanol use to incrementally increase to 5 B gal/yr by 2012 Oxygen requirement eliminated Liability protection ethers and ethanol

Legislation Could Lead To Any Of Four Options:

Continue MTBE Production Add Iso-octane Flexibility Add Iso-octene (DIB) Flexibility Utilize ETBE Capability

Lyondell Products Help Make Clean Gasoline

Blending Automobile Emissions Change in Clean Air Act Pollutants

Octane RVP Toxics VOC NOX

Reformulated Gasoline 87 6.8

MTBE 109 8 (10.9%) (2.4%) (1.5%)

ETBE 111 4 (7.1%) (6.6%) (1.8%)

Iso-Octane 100 2.5 (3.5%) (2.6%) (2.4%)

Ethanol 114 20 (5.4%) + 9.1% (1.3%)

Calculations based on typical reformulated gasoline in 8 U.S. cities and application of EPA complex model

What are Iso-octane and ETBE ?

Iso-octane

A high octane blending component

100 octane (definition of octane) Present in gasoline today

Why is it attractive to a refiner?

High octane, low volatility, favorable auto emissions

How is it made?

Remove methanol from the current MTBE process Add a hydrogenation step

ETBE

MTBE process but renewable ethanol replaces methanol

High octane, low volatility, much lower water solubility than MTBE

Considerations for Conversion from MTBE

Iso-octene (DIB) Iso-octane ETBE

Capital < $20 MM $65—$75 MM Minimal

Volume 30% less 30% less 15% more

Octane Value 6 points lower 9 points lower 2 points higher

Section 4 – LYONDELL-CITGO Refining (LCR)

LYONDELL-CITGO Refining Is Structured To Be Largely Independent of Crude Oil Costs and Refining Margins

JV with CITGO

CITGO 100% Owned by PDVSA

268 M B/D Heavy Crude Refinery Located in Houston

230 M B/D contract with PDVSA

Deemed Margin

Crude Price Based on Product Price Less Cost Formula

Balance of Crude Purchased in the Market Net Cash Distribution to Lyondell

2003: $223 MM

2002: $ 80 MM

2001: $120 MM

LCR Important Cash Generator – Operating Reliability and Crude Deliveries Drive Strong Performance

MB/day

300 250 200 150 100 50 0

CSA Spot Mkt

1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

Net Distribution

To LYO, $MM 20 24 59 17 2 22 49 7 67 69 55 32 54 89

1 4Q01: Scheduled maintenance turnaround

Margins Have Rebounded with Growing Worldwide Demand & Limited Refining Capacity

3/2/1 Refining Spread ($/Bbl)

WTI Crude Oil Refining Margin $12.0 $10.0 $8.0 $6.0 $4.0 $2.0 $0.0

Jul- 02

Sep- 02

Nov

- 02

Jan- 03

Mar- 03

May- 03

Jul

- 03

Sep-

03

Nov

- 03

Jan

- 04

Mar

- 04

May- 04

Jul- 04

Sep- 04

Source: Platt’s

Section 5—Equistar

Equistar is a Leading Ethylene Producer

Competitive position based on feedstock flexibility #2 in North America

Top 5 North America

40%

Exxon 7% Union Carbide 7% Nova 8% Dow 9% Shell 9%

1991

64%

Nova 8% ChevronPhillips 10%

ExxonMobil 13%

Equistar 15%

Dow/Carbide 18%

2003

Source: CMAI

Equistar Has Significant Vertical and Partner / Owner Integration

Ethane Propane Butane

Condensate Naphtha Kerosene Diesel Ethane Propane Butane

NGL CRACKERS

FLEXIBLE/ HEAVY

LIQUID CRACKERS

OLEFINS

ETHYLENE

11.6 BILLION LBS

PROPYLENE

5.0 BILLION LBS

BUTADIENE

1.2 BILLION LBS

AROMATICS

BENZENE 310 MILLION

GALLONS

TOLUENE 66 MILLION GALLONS

Packaging POLYETHYLENE

Grocery Sacks 5.7 BILLION LBS Toys

ETHYLENE OXIDE & DERIVATIVES 1.1 BILLION LBS Bottles Antifreeze Fiber

ETHYLENE DICHLORIDE Piping Solvents

Adhesives

VINYL ACETATE Paints and Coatings

Foam Cups STYRENE Insulation Packaging

Automotive PROPYLENE Aircraft deicing OXIDE

Pharmaceuticals

TOLUENE DIISOCYANATE Coatings Automotive

Home furnishings

OTHER PRODUCTS

MTBE

ETHANOL SPECIALTY

PRODUCTS

Owners and affiliates, not Equistar, are directly engaged in these businesses.

Ethylene World Supply/Demand Balance Is Forecast To Improve Significantly

Bln lbs

400 350 300 250 200 150 100 50 -

Effective Operating Rate

(94% On Stream Time)

Demand

Nameplate Capacity

100% 95% 90%

85%

80%

75%

70% 65% 60%

Operating Rate

1990 1992 1994 1996 1998 2000 2002 2004 2006 2008

Source: CMAI / Equistar (September 2004)

Effective Ethylene Operating Rates Are Forecast To Be In The Low To Mid 90% Range

Millions Capacity Lbs

12000 14000 16000 18000 20000

U.S. Ethylene Supply/Demand

2002 2003 2004

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

100

95 90 85 80 75 70

Operating Rate, %

Effective Capacity Downtime Operating Rate

CMAI-8/04

The Most Recent CMAI US Demand Forecast Departs from the Historic Trend Line

Quarterly U.S. Ethylene Demand vs. GDP

Quarterly Ethylene Demand (Bl. Lbs)

20 18 16 14 12 10 8 6 4

NPRA Quarterly Demand

CMAI Based Forecast

30-Year Trendline

2010

2003

1990

1970

3.0 5.0 7.0 9.0 11.0 13.0

GDP - Trillion $ (constant 1996 $’s)

Source: SRI, CMAI, NPRA, US Govn.

Future Ethylene Capacity Additions Favor a Growing Liquid Raw Material Advantage

2004 — 2009

2003 Demand Blbs

Demand Growth Blbs

Olefins Plant Supply Growth Blbs

Blbs

Ethylene 226 56 55 (1)

Propylene 134 38 15 (23)

Ethylene /

Propylene 1.7 1.5 3.7 —

Source: CMAI September 2004

North American Exports Have Leveled But Consultant Forecasts Reflect A Shift To Importation

5.0

4.0

3.0

Million Tons 2.0

1.0 0 -1.0

Net Exports

Net Imports

90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

Ethylene Glycol

Vinyls Others

Styrenics Net Trade

Polyethylene

Source: CMAI September 2003

Section 6 – Raw Materials

Optimization of Our Fuel Products and Raw Materials Is A Priority

IC&D

LCR

Equistar

Purchases Sales

Butanes = 60 MB/D Nat. Gas = 125 MMSCFD MTBE = 55 MB/D

Crude = 268 MB/D Nat. Gas = 30 MMSCFD Gasoline = 115 MB/D Diesel = 85 MB/D Jet Fuel = 20 MD/D

Olefins Feed = 400-450 MB/D Blending Comp = 60 MB/D Fuel Oils = 10 MB/D

2004/5 Natural Gas Inventory & Projections

Inventory build on path to reach 100% full storage by winter 2004/5

3,300 3,100 2,900 2,700

2,500 2,300

2,100 1,900 1,700

1,500

1,300

Working Gas in Underground Storage, BCF

1,100 900 700 500

5Yr Average

2003

2003

2004

Fall 2001 record

2004

Inventory forecast

Mar 03

Oct 03

Mar 04

Oct 04

Rolling 5-Yr Avg

Actual (thru 9/3/04)

Source: DOE / Lyondell 9/9/2004

The Oil/Gas Price Ratio Has Strengthened Equistar’s Liquid Raw Material Advantage

15

10

Oil/Gas

5

0

Oil/Gas Ratio

Energy Value Parity

2002

1987 1990 1993 1996 1999

Source: Platt’s

Typically It Has Taken Time to Move These Increases Through The Supply Chain: $3 Bbl Impact At Equistar

Hours Days Weeks Months

Impact ( $ MM/mo )

(30) (20) (10) 0

Naphtha Impact

NGLs Follow

Petro -chemicals Rise

Polymers/ Derivatives Rise

Fuel Co-Products Rise

Olefins Rules of Thumb

Change in Crude Oil Price $1/Bbl 1.0 ¢/lb COE

Assumes no product price reaction

Change in Natural Gas Price

$1/MMbtu = 7 ¢/gal Ethane = 3¢/lb COE

Section 7 - Asia

The Current Lyondell Enterprise Has A Well Established Presence in Asia

Presence established in 1972 40% interest in Nihon Oxirane $1 B revenue in 2003 1 2.5 – 3.0 B lbs of sales 1 Leading PO and derivative positions Strong styrene relationships

Beijing

Tokyo

Shanghai

Guangzhou

Taipei

Hong Kong

Offices Inventory Point Manufacturing

1 Includes 100% of Nihon Oxirane

Asia Will Represent 40-60% of Global Demand Growth for Chemicals and Plastics

Share of 2002-2006 Demand Growth

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%

China Asia Rest of World

PE MEG SM PO

Source: CMAI for PE and SM, LYO estimates for PO

Polyethylene Demand Illustrates the Shifting Demand Trends Within Asia

2000 PE Consumption, built from 1980 baseline, MMlb/yr

1980 1980-90 1990-00

14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

China

Japan

India

Korea

Taiwan

Other

Asia

Source: CMAI

Our Core Beliefs Guide Our Approach to the Asian Market

PO Chain:

Current presence: ?US and European Export ?Nihon Oxirane JV

Ethylene Chain:

Not differential

Section 8 – Financial

Lyondell Stock Has Performed Well In Troughs and Recoveries

1990 – 1995 Cycle

2000 – 200? Cycle

35 30 25 20

Shareholder Return % / Yr

15 10

5 0 -5 -10 -15

Q4 ‘90 - Q4 ‘93 Downturn

Q4 ‘93 - July ‘95 Recovery

Q4 ‘00 - Q4 ‘03 Downturn

Q4 ‘03 - ? Recovery

Source: Bloomberg

Lyondell S&P 500

We Have Maintained Significant Liquidity

($ in millions)

December 31, 2002 June 30, 2004

Lyondell Equistar Lyondell Equistar

Cash and ST Investments $ 330 $ 27 $ 455 $ 143

Facility Availability $ 301 $ 434 $ 264 $ 465

Total Liquidity $ 631 $ 461 $ 719 $ 608

No Significant Near-Term Debt Maturities $MM

2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0

Debt Maturities * $100 $1 $150 $500 $1000

$

730 $700 $900 $485

Lyondell

2004 Equistar Millennium

Lyondell

2005 Equistar Millennium

Lyondell

2006 Equistar Millennium

Lyondell

2007 Equistar Millennium

Lyondell

2008 Equistar Millennium

Lyondell 9 3/8% ACC Debenture Lyondell 9 5/8% Sr. Secured Notes Series A Lyondell 9 7/8% Sr. Secured Notes Series B Lyondell 9 1/2% Sr. Secured Notes Series C Equistar 11.2% Medium Term Notes Equistar 6 1/2% Notes Equistar 10 1/8% Senior Notes Millennium 7% Senior Unsecured Notes due 2006 Millennium 9 1/4% Senior Unsecured Notes due 2008

* As of June 2004

Lyondell: Does not include $350MM Revolving Credit Facility, which expires in 2005, or $100MM Accounts Receivable Sales Facility Equistar: Does not include $250MM Inventory-Based Revolving Credit Facility or $450MM Accounts Receivable Sales Facility Millennium: Post Transaction

…However, There is a Significant Amount of Accessible Debt $MM

1,400 1,200 1,000 800 600 400 200 0 $1000 $730 $100 $1 $150 $500 $278

$900

Accessible Debt * $700 $700 $485

Lyondell

2004 Equistar Millennium

Lyondell

2005 Equistar Millennium

Lyondell

2006 Equistar Millennium

Lyondell

2007 Equistar Millennium

Lyondell

2008 Equistar Millennium

Lyondell 9 3/8% ACC Debenture Lyondell 9 5/8% Sr. Secured Notes Series A Lyondell 9 7/8% Sr. Secured Notes Series B Lyondell 9 1/2% Sr. Secured Notes Series C Lyondell 11 1/8% Sr. Secured Notes Series D Equistar 11.2% Medium Term Notes Equistar 6 1/2% Notes Equistar 10 1/8% Senior Notes Equistar 10 5/8% Senior Notes Millennium 7% Senior Unsecured Notes due 2006 Millennium 9 1/4% Senior Unsecured Notes due 2008

* As of June 2004

Accessible debt is shown for the first year in which it is callable and does not include subordinated debt. Debt with make-whole provisions is shown at maturity, including the $900MM Senior Secured Notes Series A due 2007 (Lyondell) and $700MM Senior Notes due 2008 (Equistar) Millennium: Post Transaction

After the Millennium Transaction Lyondell Will Ultimately Have Increased Access to Equistar Distributions

Flow of $1 of Equistar Distributions *

Lyondell

Negative Basket—0¢ Positive Basket—14.75¢

Millennium

Constraints

29.5¢

70.5¢

Equistar

Constraints

?Penalty Interest

?EBITDA / Interest Ratio ?Restricted Payments Basket

* Includes simplifying assumptions such as ignoring timing, tax effects, etc.

Key Elements of Our Environmental Spending Over the Next 5+ Years

NOX emissions control - 80% reduction requirement

100% LYO share

IC&D $35-45MM $35-45MM

Equistar 165-200 115-140

LCR 50-55 30-35

$250-300MM $180-220MM

Fuel sulfur content reductions

LCR $165-205MM $95-120MM

Source: 10-Q as of 6/30/04

Dan Smith: Thank you very much for that introduction, Nancy. And thank all of you for joining us today. Today, what I’d like to do with the slides is briefly introduce the company to those who may be new to Lyondell, provide an overview of our pending transaction with Millennium Chemicals, some insights into our strategy, and then briefly review each of the product lines and the current industry dynamics, which I think you’ve been hearing a lot about all day from others. And then finally touch on our financial strategy.

If I can get the convention down on this – okay. Now half of my presentation is contained on this slide. We are in registration, so bear with me. I need to read the entire contents of this. I’d like for you to review our forward-looking statements disclosure on this first slide. In addition, as shown on the slide, please note that on September 16, 2004, Lyondell filed with the SEC, a registration statement on form S-4, containing the preliminary joint proxy statements/prospectus regarding the proposed transaction between Lyondell and Millennium.

Investors and security holders are urged to read that document and any other document filed or that will be filed with the SEC, including the definitive joint proxy/prospectus that will part of the definitive registration statement, because they contain or will contain important information.

Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Lyondell and Millennium with the SEC at the SEC’s website at www.SEC.gov as they become available. The definitive joint proxy statement/prospectus and other documents filed by Lyondell may also be obtained free from Lyondell as they become available, by calling Lyondell’s Investor Relations department at (713) 309-4590.

Now Nancy touched on some of this, but I think it’s important to go back and recognize that we have built a large basic chemical manufacturer in a mature business, but businesses that are still growing. These are commodity cyclical and mature industries. We’ve built the portfolio over the last 15 years primarily through merger and acquisition. We have a very simple value proposition. We operate these businesses very well, at low cost, and return cash to shareholders.

The transaction with Millennium will unmask a lot of what we’ve done. I say it that way, because when we consolidate the results — we will be allowed to after the transaction is completed — we’ll stack up number-three in the publicly traded chemical companies in the United States. That’s because the Equistar joint venture has not been consolidated on anybody’s balance sheet, and that’s about a $7 billion annual revenue.

We think that we’ve built the scale and the skills to be competitive with any of the other names in the business, going forward.

From a legal standpoint we will still maintain four separate entities, wonders of having high yield debt parked in many places with different restrictions on it. Those balance sheets will remain in place, but three of them — the Intermediate Chemicals, the Equistar and the Millennium will be consolidated and reported as one. They will, of course, be operated as one. The LYONDELL-CITGO joint venture will still be accounted for on the equity method. So with that, I think the global presence and the size we’ve built will become much more apparent.

Importantly, as we’ve been building this enterprise, we have been cognizant of the fact that one of the attractions to us by investors is the volumetric leverage that we have to the commodity chemical cycle. And importantly here, you can see that we have maintained that as measured in pounds per share over the period of time here and indeed grown larger. We have almost twice as many pounds per share, but over a broader range. So we think that we potentially add you more value than you ever could have gotten

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before. That product diversity also gives us a little more stability as we go through cycles, and importantly, that portfolio is integrated.

When you look at us a little bit differently, irrespective of the individual balance sheets, and look at where the products go, we attempted to show you, sort of, the split. And I would tell you we’re like one of our competitors, you don’t really see us as a company in the end use products, but importantly we are there on a broad range. And most importantly, most of these products have become thought of as necessities in our economies as we move forward.

Equally important, is whether you’re looking at the very embryonic end of use on this curve, the far left hand side of this, where I would point you to the bottom three dots on there, accounting for about 2.5 billion people in the world who are just starting to develop, if you will, disposable income and move into this zone where the pounds per person gets a very rapid increase. Or whether you’re talking about the far right where you have the very developed economies, we’re growing across the world in each of the areas.

Importantly, as we spent time in China earlier in the year, you can think about China as really three different regions – the cities, the coastal zone and then the interior. And the cities certainly are well up in the disposable income and growing very rapidly. If you’ve not visited Shanghai, I would encourage you to go there if you want a cultural experience. It’s also a place you can buy any luxury brand known to mankind. So consumption is alive and well in China. It emulates what you see in Paris, London and New York.

As you move on to the cost structure, you just got through hearing from an energy expert. And people tend to think in two things here. They say well, we have two kinds of costs. You have labor costs and you have energy costs translated as feedstock. And how could you be competitive in either one?

I will tell you first and foremost, the labor cost is a very small piece of the industry where we’re most prominent, here in the ethylene/polyethylene production end. Most critical is the skill involved there, so not any laborer will substitute. We do have people who are highly trained and we trust each person with a large amount of assets. The cost, per se, is a little bit less important than the skills you’re employing.

Then when we get into raw materials, we are predominantly users of crude oil derivatives. And the important thing about crude oil is it is equated around the world. It is a fungible commodity, so the pricing does not get strongly different in any part of the world, unlike some of the natural gas liquids.

So the last point is, if you look at the industrial application of the technology, the technology that we practice is the same that’s been practiced for a long time, with minor variations. There have not been shutdown economics employed in new technology here, so older plants are still very usable. So those of us who have a mature set of plants where we’ve already paid back the investment costs, don’t have to worry about getting the capital recovery on a new investment like people making new investments.

Now to develop the crude oil situation a little bit further – we went back through and Doug didn’t give me the r-squared on these, but I think you can see that there are two attempts at correlation here. The first is correlating earnings with the price of feedstock on the left-hand side. And I think by inspection you can see that’s not a very good correlation. The right hand side is the correlation of operating rate versus profitability, which of course, with a commodity you would expect it’s supply/demand that determines whether or not price moves and margin moves. And that’s exactly what we see in these businesses.

So with that in mind, we’ll move on to talk a little bit about what’s going on right now and why $50 crude has not been the killer in the business that you might think it would have been. First, to step back and look at supply/demand in the ethylene chain. This is the most recent CMAI data that came out in

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September. It clearly shows here that the recession that we saw in the ethylene business in North America was the most pronounced of anywhere in the world.

It came about in my opinion, because the ‘95 peak that we saw, if you go back there you can see, that was not the peak of supply/demand use. But indeed we were at about a 95 percent operating rate. We had a major plant go offline for about six months, the Shell plant in Louisiana, that stimulated the commodity bidding cycle that led to the ‘95 peak. Which of course, encouraged people who were thinking of building otherwise to speed up their investment plans, since all good things are always because of our brilliance and all bad things are always because somebody did it to us. So we were brilliant. We built more capacity as an industry, got it on stream just in time for the recession that began in 2000. We got exacerbated by September 11, et cetera. But we had too much capacity and too little need for it and much more pronounced in this part of the world.

Having suffered through that for the last three to five years, what we’re seeing right now is the healthy rates that we see throughout the rest of the world, are not only consuming the residual of capacity that existed there, but they’re chewing up the incremental capacity from here as the United States is in a novel position in this industry now to swing the capacity as we move up here.

So we have over the past months moved over the 90 percent operating level. You can see by this that we will cross the 95 percent operating level next year. And history indicates that 90 percent or above gives you good ability to pass through costs at least and slowly expand margins. Above 95 percent leads to peak conditions. So this alone would probably suggest that we would see peak conditions sometime in the 2005-2006 range.

If you move on to some of the other product areas, the next largest for us, propylene oxide, there’s a somewhat similar situation here. You can see the downturn was less severe. But this is still cyclical. Importantly, we began to see real signs of growth earlier this year. This product grows on average at 4.5 to five percent per year. And important here, there are really only three players in the world with modern technology. And with that kind of a growth rate, you really on average need a new plant about every 1.5 to two years. So we feel very strongly that this business will continue to prosper as well.

And then the newest sizable business to the portfolio, when we complete the Millennium transaction, will be their titanium dioxide business. And you can see similarly here, that it’s moving into a very strong range of supply/demand. Indeed, this would indicate that the supply/demand will be the tightest it’s been in 20 years, over the next several years.

Structure wise, this market is very similar to propylene oxide; relatively few players, relatively high component of technology leading to more stable kinds of margins. And very importantly, even though the growth rate is slower, there are no new supply additions announced here.

And then the final big area, the refining business. Refining has been extremely tight this year. I don’t have to tell anybody in this room that. You’ve seen it every time you’ve filled up your vehicle at the gasoline pump. This phenomenon this year has been a little different. It’s been a gasoline pull on crude price, rather than a crude price push. And that becomes important, because we do produce fuels in three of our operating entities, not only the refinery, but in Equistar and in IC&D.

Here also, there’ve been no new refineries built in this country since about 1970. We do continue to tighten the environmental standards, but we’ve become very reliant on imports, both for crude oil, but most importantly for gasoline, as well. So again, we think this is a bright outlook. And, in summary, I would say for all key areas we’re facing a very bright outlook.

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The next question would obviously be leverage and differentiation. Let me touch on the leverage first. This slide really just shows the increment from a penny-a-pound change in each of the products. So you can see the reason people focus on ethylene is it’s the biggest thing with that. I will tell you that the difference from trough to peak is typically 15 to 20 cents in margin. So in our case, that’s $1.5 to $2 billion.

Now moving on and kind of looking at each of the product areas a little differently here, I would again emphasize these are relatively mature commodity chemicals, but each of our positions has some degree of differentiation. In propylene oxide and TiO2, we enjoy the best kind of differentiation, that is, technology differentiation, where we have a differential position, or in the case of TiO2, will have, that we can maintain by continuing to develop it. And people do not have the ability licensed into the same position.

In LYONDELL-CITGO, the differentiation is primarily a very advantageous crude supply contract, a 25-year supply contract that we’re about halfway through, so we’ve got a long way to go on it that provides a very stable level of earnings that we continue to exploit and we’re getting more out of it every year.

In Equistar, the main advantage that we have is the most flexible set of ethylene crackers among the competition in North America. We have the capability to crack heavy materials and differentiate day-by-day among the heavy materials to choose the optimum feedstocks.

Now I’ll develop that point a little further. Two-thirds of our capacity is liquid capable, versus the rest of the market without us being about only one-fourth liquid capable. And that becomes very meaningful, because the graph shows you that over the long history we’ve averaged about four cents a pound variable cost advantage by cracking the heavy liquids. But, more noticeably here, in tight market conditions, that advantage tends to open up.

The reason is really pretty straightforward. When you crack liquids you make about three pounds of other things for every pound of ethylene you make. And in a tight chemical market, all the co-products tend to go up in value. So you can see in the ‘88-’89 peaks, that differential got up close to seven cents and in the ‘95 peak it got north of five cents. But very importantly, this year for the first half, that advantage has averaged 5.7 cents. That’s because we’ve seen the co-products tighten considerably and we’ve seen prices of those co-products go up from 15 percent to as much as 150 percent this year. In a more advantaged tight market, seven cents would equal about $400 million differentially to this.

Now the phenomenon that we’re talking about this year was broken down for you a little further. The pie chart basically shows you the yields from a liquid cracker. I think most noticeable you see the gasoline wedge there is almost as big as the ethylene wedge. You see propylene also being very large, as well as many other things. But the area shaded in yellow on the far right, I think is most important, where we look at percentage increase in two cases, from December to June and December to August. So you see that as the feedstock prices were going up mightily, the phenomenon was that many of the co-products were going up more mightily.

So while ethylene itself was lagging somewhat, the co-products more than made up for it, so margins actually expanded because of the co-product credits.

Now as we move forward and the supply/demand fundamentals have continued to strengthen, I think you’re going to see prices move much more on supply/demand fundamentals, rather than cost push.

So when we look at the situation we face right now, we would come back and tell you that we have developed positions in products that have become necessities to day-to-day life. Supply/demand balances look very good across the board. We’re moving into the phase of the cycle where it’s really going to be

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the price allocation determining where things go, rather than a cost push. So we’re more easily seeing anything that happens to feedstock costs go through, plus adds to it with margin. So the product leverage that we have now should come to the fore and the differentiation position should help as well.

Now, are we seeing it? And I think if you look at history through the second-quarter, the answer is yes, but not very much so far. You can see the general trend is up, but it’s only the leading edge here. And I think experience would dictate that as we move forward in the stronger conditions we would expect an acceleration of these earnings going forward.

To put it in perspective, I understand some of my competitors actually made some projections. Let me assure you this is not a projection. It’s an exercise in arithmetic. What we did here was take the margins that were apparent – year average margins in 1995 and the year average margins that were apparent in 1988. We applied those volumetrically to the company as it stands now. So, you can say, if the same thing repeated itself, you would expect to see numbers like this.

I say it that way, because we have not spent the time to try to really build a definitive pro forma. But important here is that you can see that out of Equistar, going from trough to peak, that couple of billion dollars that we talked about before, is apparent in what’s happened in the past. But as importantly, I think if you go back and look at what we really had in the way of assets in ‘93-’95, we had in Lyondell at that point in time about one-third of what is now Equistar. And on that one-third we improved about $600 million pretax between ‘93 and ‘95. And then in the ARCO Chemical assets that are now in IC&D, the improvement from ‘93 to ‘95 was about $400 million. So the leverage that’s apparent here I think is really there.

And very importantly, we don’t have to get to there to generate significant free cash. We’ve shown you where the earnings were in 1999-2000, before we entered the trough. You can see we were generating significant free cash in that period of time. And I will tell you, the first half of this year, while we’re not quite at that level, we’ve been at a level equivalent to about $1.1 to $1.2 billion of EBITDA. So we’re definitely headed in the right direction.

Now, our financial strategy is very straightforward. As long as we were in the trough of the cycle – and all of you ask us every presentation, could we maintain the dividend? Could we continue to pay the interest load on our debt? Did we have the firepower to survive the trough? We stacked liquidity on the balance sheet. So if you look at our second-quarter numbers, we were holding about $450 million cash on top of an untouched $350 million revolver in Lyondell, and have about $500 million of available cash to us in Equistar through revolver-like facilities.

That was very important to keep the rating agencies calm and to keep all of you calm and ensure everybody we’d meet our obligations. But we have said continually for the last five years that the use of free cash is to repay debt. So now as we move through the inflection point on the cycle, much less focus on the sufficient liquidity, much more on repayment of debt.

I will remind all you that during the downturn, in the growth part of our businesses, in the propylene oxide business, we built the largest propylene oxide unit in the world, we built the largest butanediol facility in the world. So we’re not sitting here waiting for a return to invest cash. Indeed, we don’t have a strong need for cash in the businesses.

We think by doing that, we create value not only for you equity holders here, but also for all of our debt holders as well.

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Now, we do have a design. We think that out of this upcycle we should get our hands on at least $3 billion of cash. We think we need at least $3 billion of cash to pay $3 billion of debt off the balance sheet. You can see a $3 billion infusion of cash here applied to debt would return the debt-to-capital ratio back to the mid-40s level and importantly, quench about $300 million a year of interest cost, which results in about 80 cents a share. And if you’re a believer in firm value, what that would say is where we troughed at about $12 a share in the last trough, if you got to another trough like that in the future, we should trough at something like $24 a share, which is a much more comfortable place to be.

So if I were going to summarize for you, I would say that we think we built a very sound and balanced portfolio. We’ve positioned the company to perform well against competition in any scenario. We would agree that energy costs are a concern. They’re a concern for the general economy, but supply/demand is far more important and a far more important determinant of where profits will be.

We do think that we are strongly in a cyclical improvement. It’s been sustained now for somewhat more than a year. And we think moving forward in our financing plan much more aggressively is where we will be. And I would remind you that we have, in the last couple of months, called $200 million of debt for repayment where we are starting to see some of the free cash flow.

So with that, let me stop and I’ll take your questions. It’s tough to go early in the afternoon after everybody’s eaten and they’re sleeping, right?

Unidentified Participant: I had my coffee.

Dan Smith: Good.

Unidentified Participant: A question for you, too. It’s good to see the integration with the takeover of all the Equistar interests. My concern is just exposure you still have with co-products like benzene hitting high prices. Could you just give us some color around where you’re still short after the deal will be closed and what costs you’ll be exposed to?

Dan Smith: Well, you mentioned benzene. We’re actually long benzene as a company. So, we like benzene at $4. We consume a lot of benzene and styrene, but we make more than we consume. So before or after the Millennium transaction, we’re long benzene.

Unidentified Participant: Okay, my mistake then.

Dan Smith: That’s alright.

Unidentified Participant: Other co-products then – I just remember from your note, you’d – from the—?

Dan Smith: Well, if you go back, we’re large users of propylene to make propylene oxide. So if you do the corporate balance, we’re net producers of propylene. So as we go out into the future, what I would tell you generally speaking on co-products is we tend to be long on propylene, benzene, gasolines, butylenes, butadiene — supplying merchant markets in all these areas. If you look at the balances going forward, the new capacity coming on in the world that’s caused all the furor back and forth, the Middle East capacity, is predominantly ethane-based. Which means it doesn’t make co-products.

When you look at, particularly, propylene, propylene derivatives are growing at a faster rate than ethylene derivatives. So what you have is a coming imbalance. The ethylene demand is going to be met by the ethane production in the Middle East, but there’s not a concomitant propylene increase. So it indicates that propylene is probably going to get more dear, so being long in propylene is a good place to be.

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I think you could make the same argument across the board for the co-products of liquid crackers, because the major editions to ethylene in the world are not going to be liquid crackers. So, I think this advantage that we have in liquid cracking is going to open, rather than be traditional as we go forward. And happily, we really don’t have significant exposures that I think you’re asking about.

Can you think of any others, Doug?

Unidentified Participant: Dan, how would you characterize the state of that new butanediol plant, which I think you said was the largest in the world?

Dan Smith: Well the state of it is it runs very well. It was the largest in the world when it came up. It’s still the largest in the world and it was very big compared to the world capacity. Translation is, when we started it up we thought we’d run it at about half-rates for a good while. We’ve been successful in getting the rates much higher than that, not limited by ability to operate, but ability to sell the product. We also have learned that it’s capable of doing more than it was designed to do. So we’ve got lots of capacity there and what we’ll see is that rapidly growing market will be able to supply the incremental need for a good while yet.

Unidentified Participant: And how are the economics compared to the butane oxidation route?

Dan Smith: We continue to think they’re much better than butane oxidation. We’re the only people who go through the propylene oxide route. And I think, depending on how you get the propylene oxide route, the fact that we’re integrated all the way back upstream with the best technology helps there. But we like the economics. We like what it does for the chain.

Unidentified Participant: Dan, do you see more consolidation in the olefins industry and if so, kind of tell us where you see yourself in five years?

Dan Smith: Well I think when you look at consolidation, we’ve been undergoing consolidation in most of these industries for the last 20 years. When you look at the market shares and where things stand right now, I think there’s arguably a lot more room for consolidation. I think the forces that drive people that way are continuing. I think you’re going to continue to see consolidation. If you look today at the number of people talking about moving assets in these sectors, I think that just reinforces that.

So where we see ourselves is that we thought we needed to move to the kind of level that we are at now in order to survive. We thought it was very important to get more mass and to get more product spread. I think from here we would like to have, to build, more product spread and more product depth and more international exposure, so you balance when you have recessions in one part of the world to the other. But to tell you that we have to do it, I would say no.

I think now we’re into an opportunistic – if the situations present themselves and they’re very attractive, we can participate. But in order to survive I don’t think we need to do any of those things. So it’s a much more comfortable position to be in. But I would tell you, we look at almost every opportunity out there and evaluate it and see if it would make sense for us. But I would also assure you, we’re not going to do anything that’s going to get in the way of de-levering that balance sheet.

Unidentified Participant: Thank you, Dan.

Dan Smith: Thank you very much.

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